EXHIBIT 1

Gentium Reports Fourth Quarter and Year End 2012 Financial Results

  Total product sales of EUR 27.63 million (US$ 36.43 million) exceeding Company's product sales guidance of EUR 22-25 million (US$ 29-33 million)
  Defibrotide uptake increased by 35% with sales of EUR 22.77 million (US$ 30.02 million)
  Net income of EUR 0.77 million (US$ 1.02 million)
  Cash flow positive and stronger cash position

VILLA GUARDIA (COMO), Italy, March 28, 2013 (GLOBE NEWSWIRE) -- Gentium S.p.A. (Nasdaq:GENT) (the "Company") today reported financial results for the quarter and year ended December 31, 2012. The Company reports its financial and operating results using U.S. Generally Accepted Accounting Principles (GAAP). The Company's financial statements are prepared using the Euro as its functional currency. On December 31, 2012, EUR 1.00 = $1.3186.

"We are pleased to report that Defibrotide uptake increased by 35% in 2012 when compared with 2011, and that we achieved revenue above our guidance of €22-25 million," stated Salvatore Calabrese, SVP Finance and Chief Financial Officer of Gentium S.p.A. "The Company continues to be cash flow positive and has strengthened its cash position and the Company's balance sheet in 2012 while funding its operations and research and development activities."

"We continue to see an increased uptake of Defibrotide both to treat and prevent veno-occlusive disease (VOD)," stated Dr. Khalid Islam, Chairman and Chief Executive Officer of Gentium S.p.A. "In 2012, we have strengthened our presence in the Nordics, Baltics, Central, Eastern and Western Europe, and the Middle East, and Asia by entering into local distribution agreements with specialized regional partners which are distributing Defibrotide on a named-patient basis. We plan to continue to explore additional partnerships for the distribution of Defibrotide in new countries where it is currently unavailable."

"On the regulatory front, we remain confident in the favorable benefit/risk profile of Defibrotide, which is the only option recommended by The European Group for Blood and Marrow Transplantation for the treatment of VOD, an unmet medical need for which no known agents are currently approved, continued Dr. Islam. We intend to appeal the recently announced negative opinion adopted by the European Medicines Agency regarding our Marketing Authorization Application and expect a re-examination opinion in Q3 2013. We continue to work on our plan to address the issues raised by the US FDA with regard to our NDA and will continue to work closely with the FDA with the aim to file a new NDA in 2013."

As previously announced, Gentium will host a conference call today (March 28, 2013) at 7:00 a.m. ET / 12:00 CET to discuss the 2012 results and provide a business update. To participate in the call, please dial 1-866-966-9439 (US toll-free) or +44(0)1452-555-566 (international/toll) to register ten minutes before the call is scheduled to begin, using the Conference ID 27052144.

The call will also be broadcast live on the internet at http://www.gentium.com and will be archived for replay for 30 days. The replay can be accessed on the Company's website, http://www.gentium.com or at 1-866-247-4222 (US toll-free) or +44(0)1452-550-000 (international/toll) using Conference ID 27052144.

Company Highlights 2012:

  On January 9, 2012, we announced the appointment of Swedish Orphan Biovitrum A.B. as the exclusive distributor of Defibrotide in the Nordic and Baltic Territories.

  On February 27, 2012, we announced that results from the pediatric prevention Phase III study were published in The Lancet (Vol 379).

  On April 2, 2012, we announced that Defibrotide, was the subject of a symposium at the 38th Annual Meeting of the European Group for Blood and Marrow Transplantation in Geneva, Switzerland.

  On May 2, 2012, we announced the appointment of PharmaSwiss S.A., a division of Valeant Pharmaceuticals International Inc., as exclusive distributor of Defibrotide in certain Central and Eastern European Countries (Albania, Bosnia, Bulgaria, Croatia, Cyprus, Czech Republic, Greece, Hungary, Macedonia, Montenegro, Poland, Romania, Serbia, Slovenia and Slovakia).

  On October 4, 2012, we announced the appointment of Biologix FZCo as the exclusive distributor of Defibrotide in the Middle East and North Africa.

  On December 5, 2012, we announced the Company's entry into an agreement with the National University Corporation Hamamatsu University School of Medicine, Fukushima Medical University (FMU) and LINK Healthcare to support a clinical trial to evaluate the safety and pharmacokinetics of Defibrotide in healthy adults.

  On December 7, 2012, we announced the oral presentation and poster abstracts on Defibrotide at the 54th Annual Meeting and Exposition of the American Society of Hematology in Atlanta, Georgia, held on December 8-11, 2012.

  On December 13, 2012 we announced the presentation of additional data from ongoing trials of Defibrotide at the 54th Annual Meeting and Exposition of the American Society of Hematology (ASH) in Atlanta, Georgia.

  On March 22, 2013 we announced that the European Medicines Agency's ("EMA") Committee for Medicinal Products for Human Use ("CHMP")  recommended the refusal of the Marketing Authorization  for Defibrotide to treat and prevent hepatic VOD in adults and children undergoing hematopoietic stem cell transplantation.

Financial Highlights

For the fourth quarter ended December 31, 2012 compared to the fourth quarter ended December 31, 2011:

  Product sales were EUR 6.86 million compared to EUR 5.71 million.
  Defibrotide net sales through the named patient and cost recovery programs amounted to EUR 5.64 million compared to EUR 4.56 million, recording an increase of EUR 1.08 or 24%. Sales of the Company's active pharmaceutical ingredients amounted to EUR 1.23 million, compared to EUR 1.16 million, an increase of EUR 0.07 million or 6%.
  Total revenues were EUR 7.49 million compared to EUR 5.84 million.
  Operating costs and expenses were EUR 7.20 million compared to EUR 5.40 million.
  Research and development expenses, which are included in operating costs and expenses, were EUR 2.74 million compared to EUR 1.19 million.
  Sales and marketing expenses, which are also included in operating costs and expenses, were EUR 1.17 million compared to EUR 0.89 million.
  Operating income was EUR 0.29 million compared to EUR 0.44 million.
  Income tax expense was EUR (0.30) million compared to EUR 0.45 million.
  Net income was EUR 0.61 million compared to EUR 0.08 million.
  Basic and diluted net income per share was EUR 0.04 compared to EUR 0.01 per share.

For the year ended December 31, 2012 compared with the prior year:

  Product sales were EUR 27.63 million compared to EUR 21.73 million.
  Defibrotide net sales through the named patient and cost recovery programs amounted to EUR 22.77 million compared to EUR 16.89 million, recording an increase of EUR 5.88 million or 35%.  Sales of the Company's API amounted to EUR 4.86 million compared to EUR 4.85 million, an increase of EUR 0.01 million.
  Total revenues were EUR 29.04 million compared to EUR 23.88 million.
  Operating costs and expenses were EUR 28.33 million compared to EUR 20.39 million.
  Research and development expenses, which are included in operating costs and expenses, were EUR 10.53 million compared to EUR 5.53 million.
  Sales and marketing expenses, which are also included in operating costs and expenses, were EUR 4.59 million compared to EUR 2.24 million.
  Operating income was EUR 0.71 million compared to EUR 3.50 million.
  Income tax expense was EUR 0.03 million compared to EUR 0.81 million.
  Net income was EUR 0.77 million compared to EUR 2.71 million.
  Basic and diluted net income per share was EUR 0.05 compared to EUR 0.18 per share.

Cash and cash equivalents were EUR 12.49 million as of December 31, 2012 compared to EUR 9.99 million as of December 31, 2011.

Operating Results

Total product sales were €27.63 million for 2012 compared to €21.73 million for 2011, an increase of €5.90 million or 27%. The increase was primarily due to a higher volume of Defibrotide distributed through the named patient and cost recovery programs, which can be partially attributed to the 2012 partnerships with specialized regional partners for the distribution of Defibrotide on a named patient basis, an increased awareness of Defibrotide, and a decrease in service fees associated with the named patient program managed by one of our European partners. Revenues from the distribution of Defibrotide through the named patient and cost recovery programs amounted to €22.77 million as of December 31, 2012 compared to €16.89 million as of December 31, 2011, recording an increase of €5.88 million or 35%. For the years ended December 31, 2012 and 2011, named patient and cost recovery program sales were a net of €1.55 million and €3.17 million in service fees, respectively. API sales were €4.86 million for 2012 in line with €4.85 million for 2011.

Other revenues were €1.41 million for 2012 compared to €2.15 million for 2011, a decrease of €0.74 million or 34%. Other revenues for the prior year included a ratable recognition of €1.70 million from the up-front payment of €5.11 million (US$7.0 million) made by Sigma-Tau in 2010 in connection with the amendment of an existing license and supply agreement with the Company to include the prevention indication of Defibrotide in the Americas. The decrease was partially offset by an increase in activities, such as clinical trials, that were eligible for reimbursement from Sigma-Tau under a cost sharing agreement with the Company, which amounted to €1.26 million and €0.32 million for the year ended December 31, 2012 and 2011, respectively.

Our cost of goods sold was €5.78 million in 2012 compared to € 6.04 million in 2011. The cost of goods sold as a percentage of product sales was 21% in 2012 compared to 28% in 2011 mainly due to a different composition of product mix with proportionately increased sales of Defibrotide which has a higher margin compared to sales of our other APIs. Contributing also to the variance was a net release of an inventory reserve for €0.46 million, a slight increase in margin in sulglicotide due to renegotiation of the sale price and a slight decrease in labor costs due to temporary lay-offsin connection with a temporary shut-down of the Company's manufacturing activities.

We incurred research and development expenses of €10.53 million in 2011 compared to €5.53 million for 2011, an increase of €5.00 million or 90%.  Research and development expenses were primarily for the development of Defibrotide to treat and prevent VOD. The increase from the comparable period in 2011 was primarily due to the engagement of contract research organizations and outside scientific, regulatory and quality consultants, travel and conference expenses and scientific advisory board meetings necessary to assist the Company in addressing issues raised by the FDA and supporting the Company through the EMA's regulatory review process.

Our general and administrative expenses were €6.27 million for 2012 compared to €5.49 million for 2011, an increase of €0.78 million or 14%. The increase was primarily due to higher legal and tax consultant expenses, personnel and recruiting costs due to an increase in the Company's headcount, and an increase in corporate governance expenses and stock-based compensation costs.

Sales and marketing expenses were €4.56 million for 2012 compared to €2.24 million for 2011, an increase of €2.32 million or 104%. Sales and marketing expenses relate to costs incurred in connection with the establishment of our subsidiary's European commercial team, which primarily occurred in the second half of 2011. Therefore, sales and marketing expenses for the twelve-month period ended December 31, 2012 account for expenses related to new commercial team appointments that the Company did not have during the prior-year period. Sales and marketing expenses refer mainly to payroll and payroll related costs, health economic and marketing analysis, travel and conference expenses, and stock-based compensation costs.

Income tax expenses were €0.03 million for 2012 compared to €0.81 million for 2011, a decrease of €0.78 million. The decrease is mainly attributable to decrease in profitability and lower taxable income compared to the prior year. In addition, we released previously accrued income taxes in the amount of €0.09 million in connection with the enactment of a new tax reform and recorded an accrual of corporate taxes in the amount of €0.12 million.

Our net income was €0.77 million in 2012 compared to €2.71 million in 2011. The difference was primarily due to an increase in research and development expenses, an increase in sales and marketing expenses associated with the establishment of a commercial team, which was not present in 2011 for the full year, an increase is general and administrative expenses, a decrease in other income and revenues from a related party for the ratable recognition of a portion of the up-front payment made by Sigma-Tau in connection with the amendment of its existing license and supply agreement with us, partially offset by an increase in the volume of Defibrotide sold through the named-patient and cost recovery programs, an increase in gross margin and a decrease in income tax expenses.

About Gentium

Gentium S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the development and manufacture of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate, is an investigational drug that has been granted Orphan Drug status by the U.S. FDA and Orphan Medicinal Product Designation by the European Commission both to treat and to prevent VOD and Fast Track Designation by the U.S. FDA to treat VOD.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements." In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company's control. It is possible that actual results, including with respect to any financial forecast or the possibility of any future regulatory approval, may differ materially from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Form 20-F filed with the Securities and Exchange Commission under the caption "Risk Factors."

GENTIUM S.p.A.
Consolidated Balance Sheets
(Amounts in thousands, except share)

Amounts in thousands except share	As of December 31,
	2011	2012
ASSETS
Cash and cash equivalents	€ 9,990	€ 12,485
Accounts receivable, net of allowance of €27 and nil as of December 31, 2011 and 2012	5,128	4,870
Accounts receivable from related parties, net of allowance of €850 and €765 as of December 31, 2011 and 2012	286	216
Inventories, net of allowance of €789 and €332 as of December 31, 2011 and 2012	2,946	1,990
Prepaid expenses and other current assets	488	1,428
Total Current Assets	18,838	20,989

Property, manufacturing facility and equipment, net	8,508	7,449
Intangible assets, and other non-current assets	66	200
Total Assets	€ 27,412	€ 28,638

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable	€ 5,089	€ 4,453
Accounts payable to related parties	290	5
Accrued expenses and other current liabilities	1,131	1,728
Income taxes payable	579	11
Deferred Revenues	494	163
Current portion of capital lease obligations	21	--
Current maturities of long-term debt	504	409
Total Current Liabilities	8,108	6,769

Long-term debt, net of current maturities	1,545	1,135
Termination indemnities	376	384
Total Liabilities	10,029	8,288

Share capital (no par value); 19,656,317 shares authorized as of December, 2011 and 2012; 14,969,150 and 15,038,483 shares issued and outstanding at December 31, 2011 and 2012	110,228	112,421
Accumulated deficit	(92,845)	(92,071)
Total Shareholders' Equity	17,383	20,350
Total Liabilities and Shareholders' Equity	€ 27,412	€ 28,638

GENTIUM S.p.A.
Consolidated Statements of Operations
(Amounts in thousands except share and per share data)

	For the three months ended December 31,		For the year ended December 31,
	2011	2012	2011	2012
Revenues:	(Unaudited)	(Unaudited)
API product sales	€ 1,156	€ 1,227	€ 4,848	€ 4,856
NPP product sales	4,556	5,635	16,886	22,774
Total product sales	5,712	6,862	21,734	27,630
Other revenues	99	104	123	152
Other revenues from related party	29	522	2,026	1,257
Total Revenues	5,840	7,488	23,883	29,039

Operating costs and expenses:
Cost of goods sold	1,888	1,618	6,035	5,778
Research and development	1,193	2,743	5,533	10,531
General and administrative	1,149	1,387	5,490	6,271
Sales & Marketing	893	1,170	2,237	4,558
Charges from related parties	45	26	222	186
Depreciation and amortization	231	251	870	1,003
	5,399	7,195	20,387	28,327
Operating income	441	293	3,496	712

Foreign currency exchange gain/(loss), net	56	(20)	46	(67)
Interest income/(expense), net	27	38	(21)	155
Pre-tax income	€ 524	€ 311	€ 3,521	€ 800

Income tax expense:
Total Income tax expense	(446)	302	(811)	(26)
Net income	€ 78	€ 613	€ 2,710	€ 774

Net Income per share:
Basic	€ 0.01	€ 0.04	€ 0.18	€ 0.05
Diluted	€ 0.00	€ 0.04	€ 0.18	€ 0.05
Weighted average shares used to compute net income per share:
Basic	14,969,150	15,030,440	14,964,021	15,014,411
Diluted	15,750,050	15,925,117	15,340,859	15,702,681

GENTIUM S.p.A.
Consolidated Statements of Cash Flows
(Amounts in thousands)

	For the three months ended December 31,		For the year ended December 31,
	2011	2012	2011	2012
	(Unaudited)	(Unaudited)
Net income	€ 78	€ 613	€ 2,710	€ 774
Adjustments to reconcile net income to net cash provided by operating activities:
Write-down of inventory	422	173	337	173
Unrealized foreign exchange loss/(gain)	(32)	(35)	(48)	36
Release of inventory reserve	--	--	--	(630)
Depreciation and amortization	342	361	1,320	1,456
Stock based compensation	332	479	1,666	1,916
Gain on fixed assets disposal	(14)	--	(14)	--
Release of allowance for doubtful accounts	--	(25)	--	(27)
Provision for income taxes	215	--	580	117
Release of income tax provision	--	(302)	--	(91)
Changes in operating assets and liabilities:
Accounts receivable	(458)	1,091	(1,281)	976
Inventories	(195)	814	(919)	1,413
Prepaid expenses and other current and noncurrent assets	84	(99)	42	(358)
Accounts payable, accrued expenses and income tax payables	(448)	(1,569)	(648)	(2,010)
Deferred Revenues	93	163	(1,210)	(331)
Termination indemnities	(48)	(6)	(134)	8
Net cash provided by operating activities	€ 371	€ 1,658	€ 2,401	€ 3,422

Cash Flows From Investing Activities:
Capital and intangible assets expenditures	(206)	(94)	(718)	(611)
Proceeds from sales of land	62	--	62	--
Sales of marketable securities	--	--	263	--
Net cash used in investing activities	€ (144)	€ (94)	€ (393)	€ (611)

Cash Flows From Financing Activities:
Proceeds from stock options exercise	--	92	77	277
Repayments of long-term debt	(197)	(189)	(808)	(505)
Principal payment of capital lease obligation	(19)	--	(70)	(21)
Net cash used in financing activities	€ (216)	€ (97)	€ (801)	€ (249)

Increase in cash and cash equivalents	11	1,467	1,207	2,562
Effect of exchange rate on cash and cash equivalents	70	10	41	(67)
Cash and cash equivalents, beginning of period	9,909	11,008	8,742	9,990
Cash and cash equivalents, end of period	€ 9,990	€ 12,485	€ 9,990	€ 12,485

Supplement disclosure of cash flow information:
Cash paid for interest	€ 28	€ 16	€ 66	€ 44
Cash paid for income taxes	€ 228	€ 630	€ 375	€ 1,011
Supplement disclosure of non cash investing and financing activities:
Offset noncash assets and liabilities	€ --	€ 112	€ --	€ 621
CONTACT: Gentium S.p.A.
         Salvatore Calabrese, +39 031-5373-260
         SVP & CFO
         scalabrese@gentium.it

         or

         The Trout Group
         Tricia Swanson, +1 646-378-2927
         tswanson@troutgroup.com